SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________







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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Israeli Government Approves the New Seam-Line Route dated February 24, 2005.




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                                                                          ITEM 1


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Press Release                                Source: Magal Security Systems Ltd.

Israeli Government Approves the New Seam-Line Route

Thursday February 24, 9:00 am ET

YAHUD, Israel, February 24 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM:MAGS ; TASE:MAGS) commented on recent developments with regard to the Seam-Line Project, Magal's largest project during 2003.

On Sunday, February 20, 2005, the Israeli government approved the new seam-line fence route. This decision is expected to signal the renewal of works on the southern part of the seam-line project. Building of the seam-line fence was mostly halted during 2004 as the route of the fence faced a number of legal challenges.

As reported in the Israeli press, following the decision, the Israeli Ministry of Defense is soon expected to publish orders for the work on the southern part of the fence. It is widely believed that the majority of the remaining part of the project will be completed during this year.

Mr. Even-Ezra, Magal's Chairman and CEO, commented on the news: "As we were one of only two major suppliers of electronic systems for the seam-line project in the past, it is natural to expect that we will be asked to participate in the remaining part of the project as well. As we have said in the past, during 2005 we expect to resume significant work on the seam-line project."

Mr. Even Ezra concluded, "We welcome the Israeli Government's decision and believe that we are in a strong position to receive orders for the seam-line project in the near future."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems, Ltd                  GK International
    Raya Asher, CFO                              Ehud Helft/Kenny Green
    Tel: +972-3-539-1444                         Tel: +1-866-704-6710
    Fax: +972-3-536-6245                         Int'l dial: +972-3-607-4717
    E-mail: magalssl@trendline.co.il             E-mail: ehud@gk-biz.com
                                                         kenny@gk-biz.com








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  February 24, 2005